UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL MEDICAL REIT INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37954A204
(CUSIP Number)

ZH INTERNATIONAL HOLDINGS, LTD. 24/F Wyndham Place 40-44 Wyndham Street Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZH INTERNATIONAL HOLDINGS, LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ] .
6	Citizenship or Place of Organization ZH INTERNATIONAL HOLDINGS, LTD., a Hong Kong limited company
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	8	Shared Voting Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	9	Sole Dispositive Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
	10	Shared Dispositive Power 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,715,611; SEE ITEM 5 OF ATTACHED SCHEDULE
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percentage of Class Represented by Amount in Row (11) 14%: SEE ITEM 5 OF ATTACHED SCHEDULE
14	Type of Reporting Person (See Instructions) ZH INTERNATIONAL HOLDINGS, LTD. IS “CO”

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value (the "Common Stock") of Global Medical REIT Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

Global Medical REIT Inc.

2 Bethesda Metro Center, Suite 440

Bethesda, MD 20814

ITEM 2. IDENTITY AND BACKGROUND

The reporting person is ZH International Holdings, LTD.

I. (a)ZH International Holdings, LTD, a Hong Kong limited company.

(b)The principal office address of ZH International Holdings, Ltd. is 24/F Wyndham Place, 40-44 Wyndham Street, Hong Kong.

(c)The principal business of ZH International Holdings, Ltd. is a holding company.

(d)During the last five years, ZH International Holdings, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, ZH International Holdings, Ltd has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f)ZH International Holdings, Ltd. is incorporated as a Hong Kong limited company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 20, 2019, ZH USA, LLC assigned its interest in 3,715,611 shares of common stock of the Issuer (the “Shares”) to ZH International Holdings, Ltd, a Hong Kong limited company. ZH International Holdings, Ltd. is the sole shareholder and parent company of ZH USA, LLC. No funds were used in this assignment.

ITEM 4. PURPOSE OF TRANSACTION

The Shares were assigned for the purpose of consolidating ownership of the Shares in ZH International Holdings, Ltd., a Hong Kong limited company. Previously, ZH International Holdings, Ltd. was an indirect owner of the Shares, and as a result of this assignment, is now a direct owner of the Shares.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)As of the date hereof, the Reporting Person beneficially owns 3,715,611 shares of the Issuer’s common stock, which represents 14% of the 21,631,000 issued and outstanding shares of the Issuer’s common stock.

(b)Through its direct ownership of the Shares, the Reporting Person has voting and dispositive power over the Shares reported as beneficially owned by them.

(c)On June 20, 2019, ZH USA, LLC assigned its interest in 3,715,611 shares of common stock of the Issuer to ZH International Holdings, Ltd, a Hong Kong limited company. No other reportable transactions by the Reporting Person have occurred with respect to the Issuer’s Common Stock in the past sixty days.

(d)The Reporting Person is the direct owner of the Shares reported herein, and as such, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer reported herein.

(e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described elsewhere in this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Assignment Agreement between ZH USA, LLC and ZH International Holdings, Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2019

ZH INTERNATIONAL HOLDINGS, LTD

By: /s/ Zhang Jingguo

Name: Zhang Jingguo

Title: Chief Executive Officer

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT (“Assignment Agreement”) is executed and delivered as of June 20, 2019, by and between ZH International Holdings, Ltd., a Hong Kong limited company (“ZH International”) with its principal office at 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong and ZH USA, LLC, a Delaware limited liability company with its principal office at 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong (“ZH USA”)

WHEREAS, ZH USA owns 3,715,611 common shares of Global Medical REIT, Inc. (the “GMR Shares”); and

WHEREAS, ZH USA acquired the GMR Shares as follows:

1,179,019 shares on July 1, 2016

1,176,656 shares on March 3, 2016

248,825 shares on May 2, 2016

1,111,111 shares on December 14, 2018

WHEREAS, ZH USA wished to assign its ownership rights and interest in the GMR Shares to ZH International; and

IT IS MUTUALLY AGREED AS FOLLOWS:

1. Upon the complete submission of the necessary documents to American Stock Transfer and Trust Company (including but not limited to an executed irrevocable stock power), ZH USA hereby transfers, assigns, conveys and grants all of its rights, title and interest in and to the GMR Shares to ZH International and ZH International hereby accepts the transfer, assignment, conveyance and grant of ZH USA’s rights, title and interest in the GMR Shares.

2. ZH USA hereby agrees to promptly execute any document or perform any act necessary and in furtherance of the transfer of the GMR Shares to ZH International.

3. This Assignment Agreement is designed to be a tax-free transfer and both parties agree to perform any action necessary to eliminate or minimize taxes on this transaction. It is agreed that any taxes, fees, or costs that may attach to this assignment will be the obligation of ZH USA and be timely paid by ZH USA.

4. This Assignment Agreement shall be governed by and construed in accordance with the laws of Hong Kong without giving effect to conflicts of laws principles.

5. This Assignment Agreement may be executed in counterparts and, as so executed, shall constitute a binding agreement. A facsimile signature shall have the same validity as an original.

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IN WITNESS WHEREOF, the parties have executed and delivered this Assignment Agreement on the date first above written.

ZH INTERNATIONAL HOLDINGS, LTD., a limited company formed under the laws of Hong Kong		ZH USA, LLC, a Delaware limited liability company

By:	/s/ Zhang Jinguo	By:	/s/ Zhang Jinguo
Name:	Zhang Jingguo	Name:	Zhang Jingguo
Title:	Director	Title:	President